UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

01 July 2022
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Holding(s) in Company

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: CRH PLC
2. Reason for the notification (please tick the appropriate box or boxes):

[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: Cevian Capital II GP Limited		City and country of registered office (if applicable): St. Helier, Jersey
4. Full name of shareholder(s) (if different from 3.)v: Cevian Capital Partners Limited Cevian Capital II Co-Investment Fund LP
5. Date on which the threshold was crossed or reachedvi: 28 June 2022
6. Date on which issuer notified: 30 June 2022
7. Threshold(s) that is/are crossed or reached: 4%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.00%			763,107,758
Position of previous notification (if applicable)

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)			Number of voting rightsix	% of voting rights
Direct			Indirect	Direct	Indirect
IE0001827041			30,545,474		4.00%

SUBTOTAL A			30,545,474	4.00%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

			SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Cevian Capital II GP Limited	N/A	N/A	N/A
Cevian Capital II Co- Investment Fund LP	N/A	N/A	N/A

Cevian Capital II GP Limited	N/A	N/A	N/A
Cevian Capital II Master Fund LP	N/A	N/A	N/A
Cevian Capital Partners Limited	3.44%	N/A	3.44%

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Cevian Capital II GP Limited, a limited liability company incorporated in Jersey, acts as general partner to Cevian Capital II Master Fund L.P. and Cevian Capital II Co-Investment Fund L.P., exempted limited partnerships established in the Cayman Islands. Cevian Capital Partners Limited, a limited liability company incorporated in Malta, is a wholly owned subsidiary of Cevian Capital II Master Fund L.P.

Done at Dublin, Ireland on 30 June 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 01 July 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary